The Very Good Food Company | 2021 Annual Report

Exhibit 99.3

MANAGEMENT’S

DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION	2

BASIS OF PRESENTATION	3

OUR BUSINESS	4

CORPORATE OVERVIEW	5

OUR STRATEGIC PROGRESS	7

COVID-19	11

FINANCIAL PERFORMANCE REVIEW	12

QUARTERLY RESULTS	18

NON-IFRS FINANCIAL MEASURES	19

CAPITAL MANAGEMENT	21

OFF-BALANCE SHEET AGREEMENTS	24

FINANCIAL RISK MANAGEMENT	24

RELATED PARTY TRANSACTIONS	27

EVENTS AFTER THE REPORTING PERIOD	27

CRITICAL ACCOUNTING ESTIMATES	27

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE	29

RISKS AND UNCERTAINTIES	29

BOARD APPROVAL	29

DISCLOSURE CONTROLS AND PROCEDURES	29

INTERNAL CONTROLS OVER FINANCIAL REPORTING	29

The Very Good Food Company  |  Management’s Discussion and Analysis

FORWARD-LOOKING INFORMATION

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of The Very Good Food Company Inc. (“VERY GOOD”, “Company”, “we”, “us” or “our”), constitutes management’s review of the factors that affected the Company’s financial and operational performance for the year ended December 31, 2021.

This MD&A contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as “forward-looking information”). Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Any such forward-looking information may be identified by words such as “proposed”, “expects”, “intends”, “may”, “will”, and similar expressions.

This forward-looking information includes, but is not limited to, statements relating to: the Company’s business strategy and growth plans; the Company’s capital expenditures and operations; the Company’s plans to lower throughput and headcount at some locations, manage inventory levels and implement initiatives, such as temporarily pausing non-critical capital expenditures and lowering selling, general and administrative (“SG&A”) spending, to manage both short and long-term liquidity and establish a path towards profitability; the Company’s intended transition from a focus on top line growth to balancing top line growth and profitability; future workforce reductions; the Company’s strategic review of its go-to market channels and the potential outcome of such review; the Company’s focus on the wholesale and food service channels; management’s belief that the initiatives being implemented will allow the Company to manage both its short-term and long-term liquidity and increase its cash runway; management’s efforts to evaluate ways to support the business with as little dilution as possible; the scale and timing of the anticipated production capacity increases at its production facilities; the continued strong and increasing demand for VERY GOOD’s products; the appeal and attributes of the Company’s products including taste and nutritional content and their ability to compete; trends and growth expectations in the plant-based industry; planned product innovation and the benefits VERY GOOD expects to derive from any new product launches; wholesale expansion and specifically, VERY GOOD’s U.S. retail expansion and the number of stores VERY GOOD’s products are expected to be in; viability of VERY GOOD’s eCommerce channel; plans for potential future expansion into foodservice and meal kit delivery services; the function of eCommerce as a brand awareness tool; and the impact of the COVID-19 pandemic on VERY GOOD’s business.

Forward-looking information is based on the Company’s opinions, estimates and assumptions in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company currently believes are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Certain assumptions with respect to, the Company’s ability to successfully implement the cost improvement initiatives and measures and achieve their intended benefits, the availability of sufficient financing on reasonable terms to fund VERY GOOD’s capital and operating requirements; the Company’s ability to remain listed on The Nasdaq Stock Market LLC (“Nasdaq”); the impact of COVID-19; continued growth of the popularity of plant-based foods and, in particular, vegan meat alternatives; the continued strong demand for VERY GOOD’s products; no material deterioration in general business and economic conditions; no material fluctuations of interest rates and foreign exchange rates; the successful placement of VERY GOOD’s products in retail stores and eCommerce viability; the availability of sufficient financing on reasonable terms to fund VERY GOOD’s capital and operating requirements, VERY GOOD’s ability to successfully enter new markets and manage its international expansion, VERY GOOD’s ability to increase production capacity and obtain the necessary production equipment, the availability of labour as well as the accuracy of construction schedules and cost estimates for the commissioning of production lines at VERY GOOD’s Rupert and Patterson facilities and the timely receipt of required permits, VERY GOOD’s relationship with its suppliers, distributors and third-party logistics providers, and the Company’s ability to position VERY GOOD competitively, are all material assumptions made in preparing forward-looking information and management’s expectations.

Forward-looking information is based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made and is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. These risks, uncertainties and other factors include, but are not limited to, those set forth under the “Risks and Uncertainties” section of this MD&A. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information.

The forward-looking information contained in this MD&A represents the Company’s expectations as of March 31, 2022 and is subject to change after such date. VERY GOOD disclaims any intent or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

The Very Good Food Company  |  Management’s Discussion and Analysis

BASIS OF PRESENTATION

The following MD&A is intended to help the reader understand the financial condition and results of the operations of The Very Good Food Company Inc. and constitutes management’s review of the factors that affected the Company’s financial and operating performance for the year ended December 31, 2021. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. This MD&A should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended December 31, 2021 and 2020 together with the notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”). The results for the year ended December 31, 2021 are not necessarily indicative of the results that may be expected for any future period.

Some of the financial measures we provide in this MD&A are non-IFRS financial measures that have no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures”, starting on page 20 for more information on the Company’s non-IFRS financial measures and reconciliations thereof.

All amounts in this MD&A are expressed in Canadian dollars, except where otherwise indicated. All references to the Company include its subsidiaries, on a consolidated basis. The information contained in this MD&A, including forward-looking statements, is current as of March 31, 2022 unless otherwise stated.

Additional information regarding the Company is available on the SEDAR website for Canadian regulatory filings at www.sedar.com; the EDGAR website for U.S. regulatory filings with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov; and on the Company’s website at www.verygoodfood.com. Our reference to our website is an inactive textual reference only and accordingly, information contained on the Company’s website shall not be deemed to be a part of this MD&A or incorporated by reference herein.

The Very Good Food Company  |  Management’s Discussion and Analysis

2021 HIGHLIGHTS

Financial Highlights

	Three months ended December 31		Year ended December 31

	2021	2020	2021	2020

Revenue by channel

eCommerce	$3,340,107	$1,438,931	$9,277,750	$3,382,458

Wholesale	781,363	255,276	2,429,072	840,490

Butcher Shop, Restaurant and Other	177,452	142,475	551,961	413,890

	$4,298,922	$1,836,682	$12,258,783	$4,636,838

Gross Profit(1)	$1,653,262	$260,472	$3,398,851	$827,106

Gross Margin(1)	38%	14%	28%	18%

Net Loss	$(13,330,908)	$(5,813,13)	$(54,559,923)	$(13,858,80)

Adjusted EBITDA(1)	$(5,014,266)	$(3,279,266)	$(24,253,335)	$(8,344,117)

Loss per share – basic and diluted	$ (0.12)	$ (0.06)	$ (0.53)	$ (0.21)

Weighted average number of shares outstanding – basic and diluted	115,381,279	89,689,807	103,401,995	66,388,474

(1) See “Non-IFRS Financial Measures” starting on page 20 for more information on Non-IFRS financial measures and reconciliations thereof to the nearest comparable measures under IFRS.

OUR BUSINESS

VERY GOOD is an emerging plant-based food technology company that designs, develops, produces, distributes and sells a variety of plant-based meat, cheese and other food alternatives.

The Company was incorporated on December 27, 2016, under the laws of the province of British Columbia, Canada under its original name “The Very Good Butchers Inc.” The Company changed its name to “The Very Good Food Company Inc.” on October 1, 2019. The Company’s head office is located at 2748 Rupert Street, Vancouver, BC, V5M 3T7 and its registered and records office is located at 800 – 885 West Georgia Street, Vancouver, BC, V6C 3H1.

The common shares in the capital of the Company (the” Common Shares”) trade on the TSX Venture Exchange (the “TSXV”) under the symbol “VERY.V”, the Frankfurt Stock Exchange under the simple “OSI”, and the Nasdaq Capital Market under the “VGFC”.

Nasdaq Listing Notification

On January 11, 2022, VERY GOOD received notification from the Listing Qualifications Department of Nasdaq that, for the previous 30 consecutive business days, the bid price of the Common Shares had closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). The Nasdaq notification has no immediate effect on the listing of the Common Shares. VERY GOOD is also listed on the TSXV and the notification does not affect the Company’s compliance status with such listing.

Under Nasdaq rule 5810(c)(3)(A), VERY Good has until July 11, 2022 to regain compliance with the Bid Price Rule. If at any time over this period the bid price of the Common Shares close at US$1.00 per Common Share or more for a minimum of 10 consecutive business days, VERY GOOD will regain compliance, unless Nasdaq exercises its discretion to extend this 10-day compliance period.

The Very Good Food Company  |  Management’s Discussion and Analysis

In the event the Company does not regain compliance, the Company may be eligible for an additional compliance period of 180 calendar days. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards of the Nasdaq Capital Market, with the exception of the Bid Price Rule, and will need to provide written notice of its intention to cure the deficiency during this second compliance period. If the Company does not qualify for the additional compliance period, then the Common Shares will be subject to delisting, at which time the Company may appeal the delisting determination to a Nasdaq Hearings Panel.

Operational and Liquidity Update

On March 16th, 2022 VERY GOOD announced we are temporarily lowering production throughput and headcount at some locations, to manage inventory levels, and implementing initiatives, such as pausing non-critical capital expenditures and lowering general and administrative expenses, to manage both short and long-term liquidity and establish a path towards profitability.

VERY GOOD is also implementing additional cost improvement measures, as we transition from a focus on top line growth, to a focus of balancing top line growth and profitability. As part of this shift, VERY expects to further right-size our workforce across multiple business functions as we streamline operations.

VERY GOOD is currently reviewing its “go-to market” channels. Digital marketing costs to acquire new customers have increased over the past year, largely related to structural changes of the largest digital and social platforms and as such we are reviewing our online strategy and marketing expenditures to optimize our ROI. As such, we expect our growth will slow down in the near-term in this channel. VERY GOOD will continue to focus on the wholesale and food service channels, particularly in the US, which the Company views as critical to realizing our vision to scale.

VERY GOOD experienced a greater than expected cash burn as the company scaled our operation to meet our growth targets. The initiatives we are implementing, including pausing non-critical capital expenditures and significantly lowering general and administrative spending, will allow the Company to manage both short-term and long-term liquidity and increase our cash runway. Management will continue to evaluate ways to support the business with as little dilution as possible. As disclosed in Note 1 of the Company’s consolidated financial statements, there are material uncertainties related to events and conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

CORPORATE OVERVIEW

Our Business Model

As at December 31, 2021, the Company’s product portfolio consisted of 24 products: 19 products developed under The Very Good Butchers brand and five products developed under The Very Good Cheese Co. brand. As at December 31, 2021, our products were produced in four leased facilities located in Victoria, BC, Canada (the “Victoria Facility”), Vancouver, BC, Canada (the “Rupert Facility”) and Esquimalt, BC, Canada (the “Fairview Facility”), and Patterson, California, United States (the “Patterson Facility”). In November 2021, the Patterson Facility started its initial production by producing Taco Stuff’er, one of our most popular products, on commercial kitchen grade equipment.

In May 2021, VERY GOOD introduced our new brand, The Very Good Cheese Co., and our lineup of five new plant-based cheese products. These new SKUs consist of: “Bold Cheddah”, a white cheddar style vegan cheese; “Cheedah”, a medium cheddar style vegan cheese; “Dill’ish”, a garlic and dill-havarti style vegan cheese; “Goud AF*”, a smoky gouda style vegan cheese; and “Pepper Jack”, a monterey jack style vegan cheese. These newly announced plant-based cheeses follow the Company’s completed acquisition of The Cultured Nut.

VERY GOOD introduced its new gluten-free and soy-free Butcher’s Select product line initially consisting of five SKUs in July 2021. The Butcher’s Select product range comprises a premium line of sausages, burgers and meatballs that is gluten-free, soy-free and Non-GMO verified. The Butcher’s Select product line will diversify VERY’s portfolio of plant-based meats and position The Very Good Butchers brand in the alternative meat substitute category where products are created to directly simulate their animal-based counterparts and which has been largely dominated by Beyond Meat and Impossible Foods. In October 2021, VERY GOOD announced two additions to the Butcher’s Select product: Butcher’s Select Spicy Meatballs and The Very Good Steak.

We distribute and sell our products in all 10 provinces and three territories in Canada and 50 states in the United States through three main revenue channels: (1) eCommerce, (2) Wholesale (including Food Service), and (3) our butcher shop and restaurant located in Victoria, BC

The Very Good Food Company  |  Management’s Discussion and Analysis

(the “Victoria Flagship Store”) (collectively, the “Distribution Network”). VERY GOOD established an e-commerce presence in the UK during the year, but that has since been paused as the company focuses on growing its North American sales.

(1)

eCommerce – Our eCommerce Store, accessible through the Company’s website and Amazon US, sells VERY GOOD’s products both individually and in boxed sets. In addition, we offer a monthly subscription service which allows customers to receive monthly boxed sets at a discount over a selected period of time. As at the end of fiscal 2021, the Company had over 1,937 active subscribers across Canada and the United States compared to 800 active subscribers at the end of fiscal 2020. We are currently reviewing our on-line strategy and marketing expenditures related to the e-commerce business to optimize ROI.

For fiscal 2021, the Company shipped 100,473 eCommerce orders, which represents a year-over-year improvement of 149%. eCommerce revenue increased $5,895,292 (174%) in fiscal 2021, compared to fiscal 2020.

Year ended

eCommerce	December 31, 2021 $9,277,750	December 31, 2020 $ 3,382,458

See “Our Strategic Progress” section for further details.

(2)

Wholesale – VERY GOOD has experienced strong demand for its products in the wholesale channel and continues to market its products to a number of large retailers in both Canada and the United States. During fiscal 2021, Canadian wholesale accounts included, but were not limited to, national grocery store chains such as Whole Foods Markets, Thrifty Foods (Sobeys), Save-On-Foods, Fresh St. Market, Choices Markets, IGA, and Farmboy; as well as smaller independent grocers. The Company launched into U.S. retail in August 2021 with retailers including, but not limited to, Wegman’s, Harmon’s, PCC, Earth Fare, Erewhon and Metro Markets. The Company had approximately 4,847 retail distribution points (being the number of retails stores multiplied by the number of products SKUs) and 1,395 stores in Canada and United States as at December 31, 2021. As at March 31, 2022, the Company had approximately 5,539 retail distribution points in 1,651 stores across North America. Wholesale revenue increased $1,588,582 (189%) in fiscal 2021, compared to fiscal 2020.

Year ended

Wholesale	December 31, 2021 $2,429,072	December 31, 2020 $840,490

See “Our Strategic Progress” section for further details.

(3)

Victoria Flagship Store – The Victoria Flagship Store is the brick and mortar of our Distribution Network. Designed as a flagship store to showcase our products, serve as a test kitchen and be utilized as a key marketing and branding tool, the Victoria Flagship Store also retails a small offering of plant-based dairy and cheese alternatives made by local artisan companies. Our second flagship store, based in Vancouver, BC (the “Mount Pleasant Flagship Store”), is currently under review.

The Very Good Food Company  |  Management’s Discussion and Analysis

See “Our Strategic Progress” section for further details.

Our Strategy

Our strategy is grounded in our mission and purpose, our pride in establishing and maintaining strong relationships with our customers through differentiated products, and our commitment to long-term profitable growth. We believe that our key strategic choices position us to create competitive advantages by offering the right mix of products, creating strong customer awareness and engagement, implementing reliable production at scale, while optimizing our geographic reach and fulfilment:

Scale production and distribution	Strengthen brand awareness and consumer engagement	Launch new products and gain market share	Growth

●   Build operational scalability and expand production competencies to meet consumer demand

●   Increase distribution capabilities to drive greater market share capture across Canada and the United States

●   Expand into U.S. retail increasing the number of retail distribution points

●   Deepen brand awareness by encouraging people to consciously make lifestyle choices that affect and contribute to their wellbeing and that of the planet

●   Own consumer relationships by providing the right mix of products at the right price, in the right channels, supported by a brand purpose that consumers can embrace

●   Capitalize on strong R&D capabilities and specialized knowledge of plant-based protein ingredients to expand our range of innovative and delicious product portfolio with a wholesome nutritional profile

●   Invest in technology to support growth and continued development of new innovative products

● Continue to expand in the Canadian and U.S. markets.

OUR STRATEGIC PROGRESS

Production Capacity

Increased production capacity enables us to expand our points of distribution within our wholesale network and take advantage of potential food service opportunities. Our ability to reliably produce enough product to consistently fulfill orders is an important factor in securing listings with large grocery store chains.

As at December 31, 2021, VERY GOOD had four leased production facilities. We entered into two new food production facility leases during fiscal year 2020 for the Rupert Facility and the Patterson Facility. Through the acquisition of The Cultured Nut Inc. (the “Cultured Nut”) in February 2021, VERY GOOD took over the lease of the Fairview Facility.

Rupert Facility

●   Location: Vancouver, BC, Canada

●   Size: 45,000 square feet

●   Current annual production capacity: 1.2 million kgs

●   Potential annual production capacity : 16.8 million kgs

●   Potential number of production lines: 2

●   Capital expenditures (including tenant improvements) spent to-date, including expected 2022 amounts: $20-25 million

The Very Good Food Company  |  Management’s Discussion and Analysis

● Start date of food production: May 2021

Patterson Facility

●   Location: Patterson, California, United States

●   Size: 25,000 square feet (with first right of refusal on an additional 25,000 square feet)

●   Current annual production capacity: 199,000 kgs

●   Potential annual production capacity : 44.7 million Kgs[1]

●   Potential number of production lines: 3-4

●   Expected future capital expenditures – $nil for 2022

●   Start date of food production: 2021 (via Commercial kitchen equipment)

Victoria Facility

●   Location: Victoria, BC, Canada

●   Size: 3,000 square feet

●   Current annual production capacity: 150,000 kgs

●   Potential annual production capacity: 623,690 kgs[1]

●   Commercial kitchen equipment

●   Start date of food production: 2019

Fairview Facility

●   Location: Esquimalt, BC, Canada

●   Size: 3,000 square feet

●   Current annual production capacity: 24,500 kgs

●   Potential annual production capacity: 226,796 kgs[1]

●   Capital expenditures spent to-date (including tenant improvements), including expected 2022 amounts: $34,000

●   Commercial kitchen equipment

●   Start date of food production: 2019

1Estimates of potential production are based on VERY GOOD’s expectations

Rupert Facility

To address near-term demand, VERY GOOD signed a lease for the Rupert Facility, which was already built-out as a food production facility, in November 2020 and took possession in January 2021. The Rupert Facility comprises approximately 45,000 square feet of production, refrigeration, warehousing, R&D and office space, and we expect it to be capable of producing up to 37 million pounds of annualized product to be phased in 2022. VERY GOOD commissioned its first production line at the Rupert Facility (“Rupert Line 1”) in April 2021 and saleable production began in June 2021. The second production line at the Rupert Facility is planned to be commissioned in 2023.

Patterson Facility

To support the expansion of our U.S. operations and the introduction of new products into the market, VERY GOOD signed a lease for the Patterson Facility in August 2020. The Patterson Facility comprises approximately 25,000 square feet of production space, with the option to lease an additional 25,000 square feet, and was expected to be capable of producing up to 98.5 million pounds of product per year if three to four production lines were commissioned successfully. In September 2021, the Company began food production on commercial-grade kitchen equipment in order to fast-track the production of Taco Stuff’er, one of the VERY GOOD’s most in-demand SKUs. Testing of Taco Stuff’er on this commercial-grade kitchen equipment was completed in November 2021 with saleable production starting shortly thereafter.

The Very Good Food Company  |  Management’s Discussion and Analysis

Victoria Facility

The Victoria Facility produces our existing SKUs that have not yet been scaled at one of our larger facilities, as well as new products in development on a smaller scale to test in the market.

Fairview Facility

Through the acquisition of The Cultured Nut, VERY GOOD took over the lease of the Fairview Facility. The Fairview Facility produces our Very Good Cheese SKUs as well as other plant-based cheese products in development.

Developing Innovative Products

We have a team of scientists and food technology experts at the Rupert Facility working on developing innovative new plant-based products and continuously improving the taste and texture of our product lines.

In May 2021, VERY GOOD announced its new brand, The Very Good Cheese Co., and its lineup of five new plant-based cheese products. These new SKUs consist of: “Bold Cheddah”, a white cheddar style vegan cheese; “Cheedah”, a medium cheddar style vegan cheese; “Dill’ish”, a garlic and dill-havarti style vegan cheese; “Goud AF*”, a smoky gouda style vegan cheese; and “Pepper Jack”, a monterey jack style vegan cheese. These newly announced plant-based cheeses follow the Company’s completed acquisition of The Cultured Nut. The Very Good Cheese Co. products were made available in the United States and Canada in June 2021 through our eCommerce Store and we expect that they will be available in Canadian retail stores and U.S. wholesale in 2022.

VERY GOOD announced its new gluten-free and soy-free Butcher’s Select product line initially consisting of five SKUs in July 2021. The Butcher’s Select product range comprises a premium line of sausages, burgers and meatballs that is gluten-free, soy-free and Non-GMO verified. The Butcher’s Select product line will diversify VERY GOOD’s portfolio of plant-based meats and position The Very Good Butchers brand in the alternative meat substitute category where products are created to directly simulate their animal-based counterparts and which has been largely dominated by Beyond Meat and Impossible Foods.

The highly anticipated Butcher’s Select products were made available via limited release on our eCommerce Store (www.verygoodbutchers.com) in August 2021. Starting in early Q4 2021, all Butcher’s Select products were available from our eCommerce Store. The retail rollout of the Butcher’s Select product line kicked off in September 2021 with Butcher’s Select products on the shelves of several retail locations in North America, with additional retailers planned to be added in 2022.

Butcher’s Select Mmm...Meatballs won the prestigious NEXTY award in the Best New Frozen Product category in September 2021. The NEXTY Awards are a biannual awards program created to recognize the pinnacle of excellence in the natural products industry, elevating impactful brands and products that inspire a healthy, sustainable future for people and the planet.

In October 2021, VERY GOOD announced two additions to the Butcher’s Select product: Butcher’s Select Spicy Meatballs and The Very Good Steak. The original plant-based meatballs entered the market as an alternative to not only plant-based, but also traditional meat products in the natural food space. The Very Good Butchers Steak will compete in a nascent segment of the plant-based meat alternative category by tackling more sophisticated whole meat muscle products such as strip loin and fillets.

In early 2022, VERY GOOD announced the introduction of two new plant-based ground meats, A Cut Above Pork, and A Cut Above Beef which introduce our offerings into a new subcategory of refrigerated plant-based meats.

Expansion of Wholesale Distribution

We continue our efforts to expand our Canadian and United States wholesale distribution as part of our strategic focus to meet demand and increase customer awareness resulting in revenue growth.

Canadian Wholesale Distribution

VERY GOOD continued its coast-to-coast expansion in Canada through its wholesale distribution partnership with Horizon Grocery + Wellness, through which the Company signed on with Save-On-Foods in August 2021, Western Canada’s largest grocery retailer, to carry The Very Good Butchers products in 184 of its retail stores across Canada. Save-on-Foods is the owner of several well-established banners

The Very Good Food Company  |  Management’s Discussion and Analysis

including its namesake Save-On-Foods stores as well as PriceSmart Foods, Urban Fare and Bulkley Valley Wholesale. Save-on-Foods is stocking The Very Good Butchers’ top five SKUs including The Very Good Burger, Smokin’ Bangers, Taco Stuff’er, Very Good Pepperoni and the Very Good Dog in 177 of its retail stores and seven Urban Fare locations across Canada.

In September 2021, the Company announced it has further expanded its product offering within Sobeys’s retail network. Our popular The Very Good Butchers product line is now available for the first time in Québec at Rachelle Béry health food stores, and online throughout the Greater Toronto Area via Voilà by Sobeys’ online home delivery service.

As of December 31, 2021, The Very Good Butcher’s products were in 973 retail stores across Canada compared to 275 in the prior year, with major retailers including Whole Foods Markets, Thrifty Foods (Sobeys), Fresh St. Market, Choices Markets, IGA, and Farmboy; as well as smaller independent grocers.

US Wholesale Distribution

Wholesale retail distribution in the United States is a pivotal component of our 2022 and future growth strategy. VERY GOOD entered into a new partnership with Boulder, Colorado-based natural food and beverage brokerage, Green Spoon Sales (“Green Spoon”), in May 2021 to accelerate the Company’s reach into grocery and retail across the United States. VERY GOOD also signed on with the U.S. distribution arm of United Natural Foods (“UNFI”) later that same month, the largest publicly traded wholesale distributor of health and specialty foods in North America. In Q2 2021, the Company announced a wholesale distribution agreement with KeHE Distributors, LLC (“KeHE”) a top pure play U.S. wholesale food distributor of natural, organic, speciality and fresh food brands across North America. These valued distribution partners have relationships with major grocers including Harmons Grocery, Erewhon Organic Grocer, Sprouts Farmers Market, Whole Foods, Thrive Market and Associated Food Stores.

On September 14, 2021, VERY GOOD announced it is further expanding its U.S. retail presence with Earth Fare, a U.S. based health and wellness supermarket retailer. Starting in November 2021, VERY GOOD’s Very Good Butchers/Original and its Butchers Select its newest gluten-free and soy-free product line, will be rolled out into all 23 of Earth Fare’s locations in states including North Carolina, South Carolina, Florida, Tennessee, Virginia, Georgia, Ohio and Michigan. Other wholesale accounts include, but are not limited to, Wegman’s, Raley’s, Harmon’s, PCC, Earth Fare, Erewhon and Metro Markets.

As of December 31, 2021, VERY GOOD’s products were placed in 422 U.S. stores across 26 states; bringing the total number of stores across North America to 1,395.

eCommerce

eCommerce has been a key channel for VERY GOOD supporting our speed to market strategy and building brand awareness for our products. In June 2021, the Company launched an Amazon U.S. storefront and in August 2021, the Company launched its UK eCommerce website allowing UK-based customers to order VERY GOOD’s Butcher Boxes. Both initiatives have recently been paused.

VERY GOOD is currently reviewing its e-commerce channel. Digital marketing costs to acquire new customers have increased over the past year, largely related to structural changes of the largest digital and social platforms and as such we are reviewing our online strategy and marketing expenditures to optimize our ROI. As such, we expect our growth will slow down in the near-term in this channel. We are committed to finding alternative initiatives to support our e-commerce business profitably.

Food Service

Entering the food service industry is a natural growth opportunity for VERY GOOD as the brand continues to earn positive recognition. Establishing ourselves in this channel will provide another key growth area for the company and will allow us to respond to numerous inquiries and interest in this segment. As a first step, we have recently hired a Director of Food Services.

Strategic Warehousing and Logistics Partnerships

Establishing hubs across North America is a critical step in building out our North American expansion strategy, reducing shipping costs, and enhancing customer relationships through faster delivery times. In the latter part of 2020, the Company signed agreements with three strategically located 3PL providers (“3PL”) in North America to increase speed of delivery to customers and reduce associated shipping

The Very Good Food Company  |  Management’s Discussion and Analysis

costs for its eCommerce orders. The 3PL provider facilities’ centralized locations provide VERY GOOD with the capabilities of reaching anywhere in North America in two to three days via ground transportation. All three providers pick, pack and ship for our eCommerce Store orders and wholesale palletize for retail orders.

Victoria Flagship Store

In October 2021, we opened our new Victoria Flagship Store in downtown Victoria, BC. The new Victoria Flagship Store has an outdoor patio and a larger footprint than our previous butcher shop and accommodates a higher volume of customers.

Mount Pleasant Flagship Store and R&D Innovation Centre

In January 2020, the Company signed a lease for the Mount Pleasant Flagship Store and took possession in September 1, 2020. Plans for the Mount Pleasant Flagship Store included a second flagship store with a retail front featuring our butcher shop and restaurant concept including a test kitchen and R&D innovation centre. The Company is working with the City of Vancouver on the obtaining the required construction permits, the receipt of which have been significantly delayed. As at December 31, 2021, a total of $1 million has been spent on the Mount Pleasant Flagship Store and an estimated $4.5 million is required to complete the facility. However, as of March 31, 2022, the opening of the Mount Pleasant Flagship Store has been delayed indefinitely and the project is undergoing review.

Financings

In June 2021, the Company entered into a senior secured credit facility (the “Credit Facility”) with Waygar Capital Inc. (“Waygar Capital”), as agent for Ninepoint Canadian Senior Debt Master Fund L.P. The Credit Facility consists of a $20 million revolving line of credit and a $50 million senior secured asset backed term loan. All amounts drawn are subject to specific borrowing requirements and under the Credit Facility will pay interest at a rate of 9.95% per annum and will be repaid in full upon maturity. The Credit Facility has a term of 24 months with an option to renew, upon mutual consent, for another 12 months and is secured by a first-priority security interest on substantially all of VERY GOOD’s assets (refer to Note 12 of consolidated financial statements). The amount we may draw under the term loan at any given time is tied to a prescribed proportion of the appraised value of our eligible equipment from time to time. Only certain equipment may be financed, and no value is given for equipment installation costs. As at December 31, 2021, a total of $6,333,356 is outstanding under the Credit Facility, net of an unamortized discount of $133,725, and $38,565 is outstanding for interest and $2,135 is outstanding for unused line fee, which is included in accounts payable and accrued liabilities.

In July 2021, the Company completed its bought deal prospectus offering in Canada (the “July 2021 Offering”) consisting of 5,594,750 units (the “July 2021 Units”) at a price of $3.70 per July 2021 Unit for total gross proceeds of $20,700,575. Each July 2021 Unit consisted of one Common Share and one-half of one common share purchase warrant (each whole warrant, a “July 2021 Warrant”), with each July 2021 Warrant entitling the holder to purchase one additional Common Share at a price of $4.60 per July 2021 Warrant until January 2, 2023.

In October 2021, the Company completed a U.S. registered direct offering (the “October 2021 Offering” and together with the July 2021 Offering, the “2021 Offerings”) with certain institutional investors for the purchase and sale of approximately 15,000,000 units of the Company (the “October 2021 Units” and together with the July 2021 Units, the “Units”) at a price of U.S.$2.00 per October 2021 Unit for total gross proceeds of US$30,000,000. Each October 2021 Unit consisted of one Common Share and one-half of one common share purchase warrant (each whole warrant, an “October 2021 Warrant” and together with the July 2021 Warrants, the “Warrants”), with each October 2021 Warrant entitling the holder to purchase one additional Common Share at a price of U.S.$2.35 per October 2021 Warrant until October 19, 2026.

COVID-19

Along with businesses globally, VERY GOOD is subject to the continuing risk that COVID-19, and its current and/or any future variants, may impact our results of operations or financial condition through disruptions to our operations including as a result of disruptions in our supply chain and distribution network, temporary production suspensions at our production facilities, reduced productivity of our team members or new indoor dining restrictions.

We continue to utilize and refine our health and safety protocols to ensure the health and wellness of our employees and to reduce risk within our facilities and mitigate the direct impacts of COVID-19 including the implementation of a company-wide vaccination policy to mandate COVID-19 vaccination in our facilities as a key element of our safety protocols to maintain a safe work environment. We have

The Very Good Food Company  |  Management’s Discussion and Analysis

required compliance with such policy for all of our team members since December 2021, subject to any special exceptions or other approved reasonable accommodations.

In 2021, our operations were affected by indirect impacts of COVID-19 through delays in the delivery of production equipment and in the approval of building permits for both the Rupert Facility and the Mount Pleasant Flagship Store as well as the tightening of the local labour markets in the areas surrounding the Rupert Facility and the Patterson Facility which made it more challenging to secure the personnel needed to staff operations from time to time. We also encountered challenges posed by unstable supply chains caused by port congestion, freight equipment shortages, higher freight rates and fluctuating prices of raw materials. Moreover, in 2021, our Victoria Flagship Store faced mandated COVID-19 closures and restrictions for in-restaurant dining. In addition, we incurred increased costs to implement additional health safety measures, including our mandatory vaccination policy.

COVID-19 continues to have an impact on the global economy, leading to increased inflation and ongoing uncertainty due to the risk of a re-emergence of the virus. As such, the extent of the impact of COVID-19 on future periods will depend on future developments, all which are uncertain and cannot be predicted, including the duration or resurgence of the pandemic, government responses and health and safety measures or directives put in place by public health authorities and sustained pressure on global supply chains causing supply and demand imbalances. See “Risk Factors’’.

FINANCIAL PERFORMANCE REVIEW

Selected Financial Information

	Three months ended December 31,	Three months ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,

	2021	2020	2021	2020	2019

Revenue	$4,298,922	$1,836,682	$12,258,783	$4,636,838	$999,797

Procurement expense	(2,645,660)	(1,576,210)	(8,859,932)	(3,809,732)	(1,169,583)

Gross profit(3)	$1,653,262	$260,472	$3,398,851	$827,106	$(169,786)

Gross margin(3)	38%	14%	28%	18%	(17%)

Fulfilment expense	(4,434,376)	(778,122)	(10,267,444)	(1,907,621)	(170,617)

General and administrative expense	(8,630,775)	(3,858,273)	(32,129,489)	(7,084,795)	(1,622,541)

Marketing and investor relations expense	(4,371,771)	(973,853)	(11,276,537)	(3,243,210)	(64,445)

Research and development expense	(525,873)	(210,018)	(1,974,530)	(477,750)	(125,680)

Pre-production expense	(345,965)	-	(3,214,797)	-	-

Operating loss	(16,655,498)	(5,559,794)	(55,463,946)	(11,886,270)	(2,153,069)

Finance expense	(1,172,470)	(148,014)	(3,024,451)	(1,842,853)	(173,268)

Other income (expense)	53,948	(105,323)	(514,638)	(129,677)	(15,207)

Change in fair value of derivative liabilities(1)	7,922,647	-	7,922,647	-	-

Impairment of goodwill (2)	(3,479,535)	-	(3,479,535)	-	-

Net loss	$(13,330,908)	$(5,813,131)	$(54,559,923)	$(13,858,800)	$(2,341,544)

Adjusted general and administrative expense(3)	$5,741,337	$2,154,691	$14,114,252	$4,484,044	$1,434,607

Adjusted EBITDA(3)	$(5,014,266)	$(3,279,266)	$(24,253,335)	$(8,344,117)	$(1,328,260)

(1) On October 19, 2021, the Company issued 7,500,000 common share purchase warrants with an exercise price of US$2.35. Due to the variable nature of the proceeds from exercise of these warrants, the Company recognized a derivative liability of $11,864,649 at the issuance date. The fair value of these liabilities will be revalued at the end of every reporting period and the change in fair value will be reported in profit or loss as a gain or loss on derivative financial instruments.

(2) During the year ended December 31, 2021, the Company recorded an impairment of goodwill of $3,479,535 on the basis that synergies originally expected from integration with its acquisitions of The Cultured Nut Inc. and Lloyd-James Marketing Group Inc. have not materialized.

The Very Good Food Company  |  Management’s Discussion and Analysis

(3) See “Non-IFRS Financial Measures” starting on page 20 for more information on Non-IFRS financial measures and reconciliations thereof.

Revenue

Revenue by geographic region

	Three months ended December 31,	Three months ended September 30,	Three months ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,

	2021	2021	2020	2021	2020	2019

Canada	$1,802,495	$1,633,112	$1,349,314	$6,352,640	$4,003,507	$999,797

United States	2,494,344	899,400	487,367	5,900,475	633,331	-

United Kingdom	2,083	3,585	-	5,668	-	-

Total	$4,298,922	$2,536,097	$1,836,681	$12,258,783	$4,636,838	$999,797

Revenue by channel

	Three months ended December 31,	Three months ended September 30,	Three months ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,

	2021	2021	2020	2021	2020	2019

eCommerce	$3,340,107	$1,546,146	$1,438,931	$9,277,750	$3,382,458	$225,121

Wholesale	781,363	846,749	255,276	2,429,072	840,490	156,137

Butcher Shop & Restaurant and Other	177,452	143,202	142,475	551,961	413,890	618,539

Total	$ 4,298,922	$ 2,536,097	$ 1,836,682	$ 12,258,783	$ 4,636,838	$ 999,797

Three Months Ended December 31, 2021 compared to September 30, 2021

Revenue increased $1,762,825 (70%) to $4,298,922 in Q4 2021, compared to $2,536,097 in Q3 2021. VERY GOOD shipped 35,823 eCommerce orders in Q4 compared to 17,546 in the previous quarter due to the popularity of its seasonal products, in particular the Stuffed Beast. Wholesale revenue experienced a slight decrease in Q4 2021 by $65,386 (8%) from $846,749 in Q3 2021 as a result of seasonal trends towards the end of the quarter. eCommerce revenue increased dramatically by $1,793,961 (116%) from $1,546,146 in Q3 2021 due to seasonal on-line promotions, in particular our Stuffed Beast.

Three Months Ended December 31, 2021 compared to December 31, 2020

Revenue increased $2,462,240 (134%) to $4,298,922 in Q4 2021, compared to $1,836,682 in the same period in fiscal 2020. The growth in revenue was driven by an increase of $1,901,176 in eCommerce sales and $526,087 in wholesale revenue due to the Company’s scaling of production and distribution to meet demand in both sales channels. Of the increase in revenue, $2,006,977 was attributed to United States sales from the launch into U.S. retail in the third quarter of 2021, which is a key growth market for the Company.

Year Ended December 31, 2021 compared to December 31, 2020

Revenue increased $7,621,945 (164%) to $12,258,783 in fiscal 2021, compared to $4,636,838 in the same period in fiscal 2020. The growth in revenue was primarily driven by an increase of $5,895,292 in eCommerce sales and $1,588,582 in wholesale revenue due to the Company’s scaling of production and distribution to meet demand in both sales channels. Of the increase in revenue, $5,267,144 was attributed to United States sales due to the Company’s strategic focus on the United States market as a key growth opportunity for the future.

The Very Good Food Company  |  Management’s Discussion and Analysis

Procurement expense

Procurement expense consists of the cost of raw materials, supplies and inventory packaging, inbound shipping charges, employee wages and benefits, and other attributable overhead expenses incurred in the procurement and manufacturing of the Company’s finished goods. Procurement expense also includes expense associated with the Butcher Shop & Restaurant including food costs, direct labour and other attributable overhead expenses.

Three Months Ended December 31, 2021 compared to September 30, 2021

Procurement expense increased $586,456 (28%) to $2,645,660 in Q4 2021, compared to $2,059,204 in Q3 2021. The increase in procurement expense was due to more units being sold in Q4 2021 compared to the previous quarter

Three Months Ended December 31, 2021 compared to December 31, 2020

Procurement expense increased $1,069,450 (68%) to $2,645,660 in Q4 2021, compared to $1,576,210 in Q4 2020. The increase in procurement expense was primarily driven by increased sales from the Company ramping up production and distribution to meet demand for its products.

Year Ended December 31, 2021 compared to December 31, 2020

Procurement expense increased $5,050,200 (133%) to $8,859,932 in fiscal 2021, compared to $3,809,732 in fiscal 2020. The increase in procurement expense was primarily driven by higher sales from the Company ramping up production and distribution to meet demand for its products as well as $470,190 in higher share-based compensation expense incurred for operational employees.

Gross profit

Gross profit is a Non-IFRS measure. Gross profit consists of revenue less procurement expense. See “Non-IFRS Financial Measures” on page 20 for more information on management’s use of gross profit and a reconciliation thereof.

Three Months Ended December 31, 2021 compared to September 30, 2021

Gross profit was $1,653,262 or 38% of revenue in Q4 2021, compared to $476,893 or 19% of revenue in Q3 2021, for which the improvement was largely due to the ramp up of the Rupert facility.

Three Months Ended December 31, 2021 compared to December 31, 2020

Gross profit was $1,653,262 or 38% of revenue in Q4 2021, compared to gross profit of $260,472 or 14% for the same period in fiscal 2020 for which the improvement was largely due to the ramp up in the Rupert facility.

Year Ended December 31, 2021 compared to December 31, 2020

The Very Good Food Company  |  Management’s Discussion and Analysis

Gross profit was $3,398,851 or 28% of revenue in fiscal 2021, compared to gross profit of $827,106 or 18% in fiscal 2020 due to the operational efficiencies related to the ramp up of production at the Rupert and Patterson facilities.

Fulfilment expense

Fulfilment expense represents third-party fulfilment costs for picking and packing of inventory into orders, fulfilment packaging costs, direct fulfilment labor, outbound shipping and freight, and warehousing costs.

Three Months Ended December 31, 2021 compared to September 30, 2021

Fulfilment expense increased $2,629,917 (146%) to $4,434,376 in Q4 2021, compared to $1,804,459 in Q3 2021. Fulfilment expenses increased due to an increase in the number of eCommerce orders shipped as well as additional costs related to the adverse effect of the atmospheric river (flooding) that BC experienced in November 2021 and warehouse scarcity. During Q4 2021, VERY GOOD shipped 35,823 eCommerce orders compared to 17,546 in the previous quarter due to the popularity of its seasonal products.

Three Months Ended December 31, 2021 compared to December 31, 2020

Fulfilment expense increased $3,656,254 (470%) to $4,434,376 in Q4 2021, compared to $778,122 in Q4 2020. The increase in fulfilment expense was primarily driven by higher eCommerce sales shipped as well as additional costs related to the adverse effect of the atmospheric river (flooding) that BC experienced in November 2021 and warehouse scarcity. During Q4 2021, 145,167 units were sold in our eCommerce channel compared to 105,874 during the same period in fiscal 2020.

Year Ended December 31, 2021 compared to December 31, 2020

Fulfilment expense increased $8,359,823 (438%) to $10,267,444 in fiscal 2021, compared to $1,907,621 in fiscal 2020. The increase in fulfilment expense was primarily driven by higher sales in our eCommerce channel as well as other supply chain issues related to COVID-19 and the atmospheric river (flooding) that BC experienced in Q4 2021 2021 and warehouse scarcity. During the year ended December 31, 2021, 559,458 units were sold in our eCommerce channel compared to 319,682 units respectively during fiscal 2020.

General and administrative expense and adjusted general and administrative expense

General and administrative expense are primarily comprised of administrative expenses, selling expenses, salaries, wages and benefits, including associated share-based compensation not directly associated with other functions, non-production rent expense, depreciation and amortization expense on non-production assets and other non-production operating expenses. Administrative expenses include the expenses related to management, accounting, legal, information technology, and other support functions.

Adjusted general and administrative expense is a Non-IFRS measure calculated as total general and administrative expense less share-based compensation and depreciation. See “Non-IFRS Financial Measures” on page 20 for more information on management’s use of adjusted general and administrative expense and a reconciliation thereof.

Three Months Ended December 31, 2021 compared to September 30, 2021

General and administrative expense increased $1,541,498 (22%) to $8,630,775 in Q4 2021, compared to $7,089,277 in Q3 2021. Excluding share-based compensation and depreciation expense, adjusted general and administrative expense increased $1,777,813 (45%) to $5,741,337 in Q4 2021 compared to $3,963,524 in Q3 2021. The increase in adjusted general and administrative expense was primarily driven by increases in insurance fees of $484,187 due to increases in director and officer insurance, legal and professional fees of $387,636 due to additional regulatory and filing matters including services related to the Company’s Nasdaq listing, accounting and audit fees of $355,540 due to the accrual of 2021 audit fees, and salaries and wages of $1,853,870 due to annual bonuses.

The Very Good Food Company  |  Management’s Discussion and Analysis

Three Months Ended December 31, 2021 compared to December 31, 2020

General and administrative expense increased $4,772,502 (124%) to $8,630,775 in Q4 2021 compared to $3,858,273 in Q4 2020. Excluding share-based compensation and depreciation expense, adjusted general and administrative expense increased $3,586,646 (166%) in Q4 2021, compared to $2,154,364 in Q4 2020. The increase in adjusted general and administrative expense was primarily driven by increased insurance fees of $578,215 due to increases in director and officer insurance, wages and benefits of $1,963,715 due to annual bonuses, filing and listing fees of $290,841 related to the Company’s Nasdaq listing, legal and professional fees of $857,673 due to additional regulatory and filing matters including services related to the Company’s Nasdaq listing, and accounting and audit fees of $294,480 due to the accrual of 2021 audit fees.

Year Ended December 31, 2021 compared to December 31, 2020

General and administrative expense increased $25,044,694 (353%) to $32,129,489 in fiscal 2021, compared to $7,084,795 in fiscal 2020. Excluding share-based compensation and depreciation expense, adjusted general and administrative expense increased $9,630,208 (215%) in fiscal 2021 compared to $4,484,044 in fiscal 2020. The increase in adjusted general and administrative expense is driven by an increase in wages and benefits of $4,470,302 and recruitment expense of $359,438, due to expansion of the management and sales team to support planned growth, legal and professional fees of $1,572,677 due to additional advisory fees, executive recruitment services, and additional regulatory and filing matters including services related to the Company’s Nasdaq listing, insurance fees of $854,139 due to increases in director and officer insurance, filing and listing fees of $719,323 related to the Company’s Nasdaq listing, software license and subscription fees of $514,446 as the Company implements a new enterprise resource planning (“ERP”) system to support manufacturing and growth and purchases additional software subscriptions to support the increased headcount, general office expenses such as small equipment, repairs and maintenance, property tax, insurance, and consumables of $1,086,621 due to the higher volume of business activities, and travel expenses of $250,060 as COVID-19 restrictions began to ease in the latter half of 2021.

Marketing and investor relations expense

Three Months Ended December 31, 2021 compared to September 30, 2021

Marketing and investor relations expense increased $2,193,006 (101%) to $4,371,771 in Q4 2021, compared to $2,178,765 in Q3 2021. The increase in marketing and investor relations expense was mainly due to an increase of $905,701 in marketing expenses related to a change in service providers in Canada who assist with digital marketing initiatives to raise brand awareness, increase eCommerce traffic and conversion resulting in lower customer acquisition fees, $906,063 relating to other marketing expenses such as content creation, online advertising and brand strategy development; investor relations expense increased by $306,369 to support the October 2021 Offering.

Three Months Ended December 31, 2021 compared to December 31, 2020

Marketing and investor relations expense increased $3,397,918 (349%) to $4,371,771 in Q4 2021, compared to $973,853 in Q4 2020. The increase in marketing and investor relations expense was mainly due to the increase of $3,312,217 in digital marketing initiatives to raise brand awareness and increase eCommerce traffic and conversion as well as an increase of $278,779 in wages and benefits and $115,808 in share-based compensation due to the expansion of the marketing team to support sales growth.

Year Ended December 31, 2021 compared to December 31, 2020

Marketing and investor relations expense increased $8,033,327 (248%) to $11,276,537 in fiscal 2021, compared to $3,243,210 in fiscal 2020 mainly due to an increase in digital marketing initiatives of $6,416,848, wages and benefits of $764,068 and share-based compensation expense of $856,481 for the same reasons mentioned above.

Pre-production expense

The Very Good Food Company  |  Management’s Discussion and Analysis

Pre-production expense includes wages and benefits, right-of-use assets and property and equipment depreciation expense and other operating expense related to the commissioning of the Rupert Facility, the Patterson Facility, the Mount Pleasant and the newly located Victoria Flagship Stores which are not yet in operation. These type of expenses will be included as part of procurement expense once these sites are in operation.

Three Months Ended December 31, 2021 compared to September 30, 2021

Pre-production expense decreased $981,044 (74%) to $345,965 in Q4 2021, compared to $1,327,009 in Q3 2021. Pre-production expense decreased as scaling of existing and new SKU’s, including Butchers Select wound down and products were commercially launched.

Three Months Ended December 31, 2021 compared to December 31, 2020

Pre-production expense was $345,965 in Q4 2021, compared to $nil in Q4 2020 due to the Company not taking possession of the Rupert Facility until January 2021.

Year Ended December 31, 2021 compared to December 31, 2020

Pre-production expense was $3,214,797 in fiscal 2021, compared to $nil in fiscal 2020 due to the Company not taking possession of the Rupert Facility until January 2021.

Impairment of Goodwill

In accordance with our annual testing for impairment of cash-generating units that were acquired in a business combination, we determined based on analysis conducted in the fourth quarter in comparison to the original forecasts that the goodwill associated with the acquisition of The Cultured Nut of $2,422,086 and for Lloyd-James of $1,056,619 is impaired. With respect to The Culture Nut, the success of the cheese products was significantly below the original forecasts made at the time of acquisition and the products under development at the time of acquisition were also determined to have a lack of innovation as compared to original expectations. With respect to Lloyd James, the cost savings in terms of brokerage fees associated with the acquisition were significantly below the original forecasts, particularly as the sales team was build out as well as the fact any relationships associated with the acquisition did not result in viable acquisition targets as expected.

Selected Annual Financial and Balance Sheet Information

As at and for the year ended December 31

	2021	2020	2019

Revenue	$ 12,258,783	$ 4,636,838	$ 999,797

Net loss	$ (54,559,923)	$ (13,858,800)	$ (2,341,544)

Loss per share (basic and diluted)	$ (0.53)	$ (0.21)	$ (0.06)

Weighted average number of shares outstanding (basic and diluted)	103,401,995	66,388,474	36,330,356

Total cash and cash equivalents	$ 21,975,653	$ 25,084,083	$ 25,084,083

Total assets	78,344,267	35,182,597	1,344,219

Total non-current financial liabilities	22,239,063	5,419,352	949,313

Total liabilities	38,167,940	7,540,254	1,684,800

Share capital	84,751,366	39,335,150	2,245,422

Deficit	$ (71,277,620)	$ (16,717,697)	$ (2,858,897)

Total assets

The Very Good Food Company  |  Management’s Discussion and Analysis

Total assets increased $43,161,670 to $78,344,267 as at December 31, 2021 from $35,182,597 as at December 31, 2020; primarily due to the increase in right-of-use assets of $11,612,905; and in property and equipment of $14,709,880 at the Rupert Facility; an increase in inventory of $7,278,720; and deposits on equipment of $2,166,488. As of December 31, 2021, the Company had cash and cash equivalents of $21,975,653. As discussed above under “Our Business—Operational and Liquidity Update”, the Company has experienced a greater than expected cash burn in the last several months as the Company scaled its operations to meet its growth targets, which has reduced its cash position and has strained its short-term liquidity.

Total liabilities

Total liabilities increased $30,627,686 to $38,167,940 as at December 31, 2021 from $7,540,254 as at December 31, 2020; primarily due to an increase of $12,078,106 in lease liabilities relating to right-of-use assets including the Rupert Facility and an increase in accounts payable and accrued liabilities of $6,237,433 from the ramp-up of operations and financing costs related to the closing of the Credit Facility. The Company also had $4,577,081 in advances on the Credit Facility and recorded $1,048,000 in contingent consideration liabilities related the acquisition of The Cultured Nut and Lloyd-James Marketing Group Inc. (“Lloyd James”).

Share Capital

Share capital increased $45,416,216 to $84,751,366 at December 31, 2021, compared to $39,335,150 as at December 31, 2020; primarily due to $57,778,775 for the issuance of units, $2,401,483 for the issuance of units for common share purchase warrant exercised and $1,156,437 for Common Shares issued for the acquisition of The Cultured Nut and Lloyd-James, partially offset by $6,595,296 in share issue costs related to the 2021 Offerings and $11,864,649 related to the derivative liability on common share purchase warrant denominated in U.S. dollars.

QUARTERLY RESULTS

The following table presents certain unaudited financial information for each of the eight quarters up to and including the quarter ended December 31, 2021. The information has been derived from our unaudited quarterly condensed interim consolidated financial statements.

	Three Months Ended

	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021

Revenue	$4,298,922	$2,536,097	$2,780,681	$2,643,083

Net loss	$(13,330,908)	$(13,699,706)	$(12,500,733)	$(15,028,576)

Comprehensive loss	$(13,334,419)	$(13,724,506)	$(12,496,272)	$(15,024,102)

Loss per share (basic and diluted)	$(0.12)	$(0.13)	$(0.13)	$(0.15)

Number of eCommerce orders	35,823	17,546	24,025	23,181

	Three Months Ended

	December 31, 2020	September 30, 2020 (1)	June 30, 2020	March 31, 2020

Revenue	$1,836,682	$1,373,814	$1,087,790	$338,553

Net loss and comprehensive loss	$(5,813,132)	$(4,497,107)	$(2,418,655)	$(1,129,986)

The Very Good Food Company  |  Management’s Discussion and Analysis

Loss per share (basic and diluted)	$(0.06)	$(0.06)	$(0.05)	$(0.02)

Number of eCommerce orders	13,580	13,107	11,194	2,441

Revenue has increased over the last eight quarters, other than Q3 2021 when revenues decreased slightly due to an increase in digital marketing costs to acquire new customers that increased largely related to structural changes of the largest digital and social platforms and negatively impacted sales. The sales growth has been achieved in both the eCommerce and wholesale channels in Canada and the United States. The Company began making significant efforts to increase its production capacity in H2 2020 with the addition of the Patterson Facility. Ramp-up continued throughout 2021 with the addition of the Rupert Facility in January 2021, the commissioning of Rupert Line 1 in April 2021, commercial production on Rupert Line 1 in June 2021. The Company also partnered with new 3PL providers to more effectively extend their reach in North America. The Company plans to continue investment in its existing production and infrastructure as needed to meet sales demand on a go-forward basis. The Company also incurred higher general and administration expense to build out its teams in Victoria, Vancouver and California to support this growth with the hiring of employees, increased office expense, recruitment fees, information technology and licensing cost. High marketing cost necessary to support the on-line business in combination with financing costs associated with our various financings have also had a significant drag on our profitability. Further fluctuations in net loss have been impacted by the timing and amount of share-base compensation expense related to the fair value of stock options (“Options”) and common share purchase warrants granted. After investing heavily in the infrastructure build-out required to support our business as a public company in Canada and in the United States, the Company announced that was shifting to finding opportunities to maximize our efficiency and leverage in general and administrative expenses. See also “Our Business—Operational and Liquidity Update” above.

NON-IFRS FINANCIAL MEASURES

Non-IFRS financial measures are metrics used by management that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

Adjusted EBITDA

Management defines adjusted EBITDA as net loss before finance expense, tax, depreciation and amortization, share-based compensation and other non-cash items, including impairment of goodwill, loss on disposal of equipment, loss on termination of leases, finance expense and shares, units and warrants issued for services. Management believes adjusted EBITDA is a useful financial metric to assess its operating performance because it adjusts for items that either do not relate to the Company’s underlying business performance or that are items that are not reasonably likely to recur.

	Three months ended December 31,	Three months ended September 30,	Three months ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,

	2021	2021	2020	2021	2020	2019

Net loss as reported	$(13,330,908)	$(13,699,706)	$(5,813,132)	$(54,559,923)	$(13,858,800)	$(2,341,544)

Adjustments:

Depreciation	480,272	616,111	153,295	1,938,035	425,276	161,583

Impairment of goodwill	3,479,535	-	-	3,479,535	-	-

Loss on disposal of equipment	-	10,255	-	32,816	-	-

Loss on termination of lease[1]	-	-	-	(1,600)	7,533	-

Finance expense	1,157,411	1,102,858	148,014	3,024,451	1,842,853	173,268

Share-based compensation	3,199,424	3,796,458	1,951,150	21,605,880	2,780,488	200,933

The Very Good Food Company  |  Management’s Discussion and Analysis

Shares, units and warrants issued for services	-	-	281,407	227,471	458,533	477,500

Adjusted EBITDA	$(5,014,266)	$(8,174,024)	$(3,279,266)	$(24,253,335)	$(8,344,117)	$(1,328,260)

1 On September 22, 2020, the Company terminated 17 lease agreements and purchased the related leased equipment for $79,118. The difference between the related lease liabilities and right-of-use-assets of $7,533 was recognized as a loss on termination of leases. During the years ended December 31, 2021,and 2020, the Company terminated 2 lease agreements and recognized a $1,600 gain on termination of leases.

Gross Profit and Gross Margin

Management utilizes gross profit and gross margin to provide a representation of performance in the period, which are determined by deducting procurement expense from revenue.

	Three months ended December 31,	Three months ended September 30,	Three months ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,

	2021	2021	2020	2021	2020	2019

Revenue	$4,298,922	$2,536,097	$1,836,682	$12,258,783	$4,636,838	$999,797

Procurement expense	(2,645,660)	(2,059,204)	(1,576,210)	(8,859,932)	(3,809,732)	(1,169,583)

Gross profit	$1,653,262	$476,893	$260,472	$3,398,851	827,106	$(169,786)

Gross margin	38%	19%	14%	28%	18%	(17%)

Adjusted General and Administrative Expense

Management defines adjusted general and administrative expense as general and administrative expense excluding non-cash items such as share-based compensation and depreciation expense. Management believes adjusted general and administrative expense provides useful information as it represents the corporate costs to operate the business excluding any non-cash items.

	Three months ended December 31,	Three months ended September 30,	Three months ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,

	2021	2021	2020	2021	2020	2019

General and administrative expense	$(8,630,775)	$(7,089,277)	$(3,858,273)	$(32,129,489)	$(7,084,795)	$(1,622,541)

Adjustments:

Share-based compensation	2,808,617	3,043,998	1,605,184	17,740,461	2,370,059	179,227

Depreciation	80,821	81,755	98,398	274,776	230,692	8,707

Adjusted general and administrative expense	$(5,741,337)	$(3,963,524)	$(2,154,691)	$(14,114,252)	$(4,484,044)	$(1.434.607)

The Very Good Food Company  |  Management’s Discussion and Analysis

CAPITAL MANAGMENT

The following table summarizes our cash flows as at December 31, 2021 and 2020:

	Year ended December 31

	2021	2020

Operating activities	$(41,926,328)	$(9,660,481)

Investing activities	(16,654,732)	(564,437)

Financing activities	55,491,329	34,900,987

Effect of foreign exchange on cash and cash equivalents	(18,699)	2,404

Net changes in cash and cash equivalents	$(3,108,430)	$24,678,473

Operating activities

Net cash used in operating activities for fiscal 2021 was $41,926,328 compared to $9,660,481 in the prior year due to a greater net loss in 2021 of $54,559,923 and an increase in non-cash working capital of $9,851,446, which was primarily offset by non-cash share-based compensation of $21,605,880. The increase in working capital was largely due to an increase in inventory and prepaids and deposits of $5,751,293 and $3,191,325, respectively, which was offset by an increase in accounts payable of $1,815,833. During fiscal 2020, net cash used in operating activities was $9,660,481 resulting from the net loss for period of $13,858,800, partially offset by non-cash share-based compensation of $2,780,488. In addition, non-cash working capital increased by $1,299,564, again, largely related to an increase in inventory and prepaids.

Investing activities

Net cash used in investing activities for fiscal 2021 was $16,654,732 primarily attributed to capital expenditures and leasehold improvements incurred for the commissioning of the Rupert Facility. In addition, the Company paid $1,315,694 (net of cash acquired) for the acquisition of The Cultured Nut and Lloyd-James combined. During fiscal, 2020, net cash used in investing activities was $564,437 relating to capital expenditures for the restaurant and production equipment to expand production.

Financing activities

Net cash received from financing activities for fiscal 2021 was $55,491,329 mainly due to $52,713,503 from the issuance of units, $2,401,483 received from the exercise of common share purchase warrants and $120,599 received from the exercise of options; this was partially offset by payments of lease liabilities of $1,591,300, repayment of loans payable and other liabilities of $902,863, and deferred financing cost of $2,262,039. During fiscal 2020, net cash received from financing activities was $34,900,987 as at result of net proceeds from the issuance of common shares pursuant to our initial public offering in Canada (the “Canadian IPO”) and additional financings during the year, $10,863,951 received from proceeds from the exercise of common share purchase warrants, $608,126 received from the exercise of options and $1,007,315 incurred for various deposits, loans and lease liabilities and interest paid.

During the year ended December 31, 2021, the Company received a total of $4,577,081 pursuant to the Credit Facility and recognized the net present value of the credit facility fee payable of $2,288,965, including a present value discount of $231,035. During the year ended December 31, 2021, the Company recognized interest and accretion expense on the credit facility fee payable of $97,310 and interest expense of $180,522 related to the revolving credit facility and term loan. The Company also incurred an unused line of credit fee of $19,454. As at December 31, 2021, 2021, $38,565 is outstanding for interest and $2,135 is outstanding for unused line of credit fees, which are included in accounts payable and accrued liabilities. The Company incurred debt financing costs totalling $5,303,563, which will be amortized over the term of the Credit Facility at the effective interest rate. During the year ended December 31, 2021, the Company

The Very Good Food Company  |  Management’s Discussion and Analysis

recognized accretion expense of the deferred financing costs of $1,378,820. As at December 31, 2021, the remaining carrying value of the deferred financing costs was $3,924,743.

Prospectus Offerings Use of Proceeds

On June 17, 2020, the Company completed the Canadian IPO consisting of 16,100,000 [units/Common Shares] at $0.25 per [unit/Common Share] for gross proceeds of $4,025,000. The following table provides an update on the anticipated use of proceeds raised, along with amounts expended.

	Proposed Use of Proceeds	Approximate Use of Proceeds to December 31, 2021

Build out of Mount Pleasant (less tenant improvement allowance)	$1,147,000	$1,020,000

Direct research and development expenses	150,000	150,000

General corporate & other working capital	2,231,000	2,481,000

Offering expenses and underwriter fees	497,000	374,000

Total	$4,025,000	$4,025,000

On August 7, 2020, the Company closed an agreement with Canaccord Genuity Corp. pursuant to which they agreed to purchase, on a bought deal basis , 6,555,000 units at a price of $1.30 per unit for gross proceeds Company of $8,521,500. The following table provides an update on the anticipated use of proceeds raised in the financing, along with amounts expended.

	Proposed Use of Proceeds	Approximate Use of Proceeds to December 31, 2021

Expansion to the United States	$3,500,000	$3,500,000

Direct research and development expenses	750,000	750,000

Accretive acquisitions	1,500,000	1,325,000

General corporate & other working capital	1,739,780	2,148,000

Offering expenses and underwriter fee	1,031,720	798,500

Total	$8,521,500	$8,521,500

On December 4, 2020, the Company closed an agreement with Canaccord Genuity Corp. pursuant to which they agreed to purchase, on a bought deal basis, 3,778,900 units at a price of $3.50 per unit for gross proceeds of $13,226,150. The following table provides an update on the anticipated use of proceeds raised in the financing, along with amounts expended.

	Proposed Use of Proceeds	Approximate Use of Proceeds to December 31, 2021

Commencement of operations at Rupert Facility	$10,000,000	$10,000,000

The Very Good Food Company  |  Management’s Discussion and Analysis

General corporate & other working capital	1,918,058	1,928,148

Offering expenses and underwriter fee	1,308,092	1,298,002

Total	$13,226,150	$13,226,150

On July 2, 2021, the Company closed the July 2021 Offering with Canaccord Genuity Corp. pursuant to which they agreed to purchase, on a bought deal basis, 5,594,750 July 2021 Units at a price of $3.70 per July 2021 Unit for gross proceeds of $20,700,575. The following table provides an update on the anticipated use of proceeds raised in the July 2021 Offering, along with amounts expended.

	Proposed Use of Proceeds	Approximate Use of Proceeds to December 31, 2021

Commencement of operations at Patterson Facility	$9,750,000	$1,079,000

U.S. eCommerce & wholesale expansion efforts	3,000,000	3,000,000

International eCommerce launches	2,000,000	158,000

General corporate & other working capital	4,501,535	14,141,575

Offering expenses and underwriter fee	1,449,040	2,322,000

Total	$20,700,575	$20,700,575

On October 19, 2021, the Company closed the October 2021 Offering with certain U.S. institutional investors for the purchase and sale of an aggregate of 15,000,000 October 2021 Units at a price of U.S.$2.00 per October 2021 Unit for gross proceeds of $37,078,200 (U.S.$30,000,000). The following table provides an update on the anticipated use of proceeds raised in the October 2021 Offering, along with amounts expended.

	Proposed Use of Proceeds	Approximate Use of Proceeds to December 31, 2021

Scale operations	$12,977,370	$2,473,267

Expand geographical reach	3,337,038	-

Accretive acquisitions within plant-based food sector	3,707,820	-

Research & development	3,089,850	300,338

Marketing initiatives	4,325,790	2,840,845

General corporate & other working capital	7,415,640	7,415,640

Offering expenses and underwriter fee	2,224,692	$2,742,958

Total	$37,078,200	$15,773,048

OUTSTANDING COMMON SHARES, OPTIONS, AND WARRANTS

The Company is authorized to issue an unlimited number of Common Shares. The table below outlines the number of issued and outstanding Common Shares, common share purchase warrants and Options as at the dates indicated.

As at March 31,	As at December 31,	As at December 31,

The Very Good Food Company  |  Management’s Discussion and Analysis

	2022	2021	2020

Common Shares	118,503,464	118,498,464	96,640,432

Warrants	13,064,081	13,663,058	2,889,367

Options	7,442,230	8,512,206	3,852,639

Common Shares

Common Shares increased by 21.9 million during fiscal 2021 primarily due to the following transactions:

●	20.6 million Common Shares and units issued for cash in the 2021 Offerings;

●	0.8 million Common Shares and units issued for common share purchase warrants exercised;

●	0.2 million Common Shares issued for acquisitions;

●	0.2 million Common Shares issued for Options exercised; and

●	0.1 million Common Shares and units issued for finder’s fees and for services.

Warrants

Common share purchase warrants increased by 10.8 million during fiscal 2021 primarily due to the following transactions:

●	exercise of 0.8 million broker and agent common share purchase warrants, including units exercisable for both Common Shares and common share purchase warrants;

issuance of 0.1 million common share purchase warrants resulting from the exercise of the foregoing units;

●	0.1 million expired common share purchase warrants;

●	issuance of 0.2 million common share purchase warrants to Waygar Capital related to the Credit Facility;

●	issuance of 3.2 million July 2021 Warrants; and

●	issuance of 8.0 million October 2021 Warrants.

Options

Options increased by 4.7 million during fiscal 2021 due to the following transactions:

●	5.4 million Options granted to directors, officers, employees and consultants;

●	0.2 million Options exercised; and

●	0.5 million Options cancelled.

OFF-BALANCE SHEET AGREEMENTS

The Company does not have any off-balance sheet arrangements such as obligations under guaranteed contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing or hedging services with the Company.

FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Contractual Obligations and Material Cash Requirements

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities and material cash requirements as at December 31, 2021. As at December 31, 2021, the Company has $21,975,653 (2020 – $25,084,083) of cash and cash equivalents. The Company is obligated to pay accounts payable and accrued liabilities, the current portion of the lease liabilities, and the current portion of loans payable and other liabilities with a carrying amount of $10,906,738 (2020 - $2,018,663) and contingent consideration of $1,048,000 within the next year. The Company is currently exploring several external financing alternatives that could take a variety of forms including debt and equity and may include proceeds from option or warrant exercises to meet these obligations in addition to obligations arising from our on-going business operations.

December 31, 2021	Within 1 year	Between 1 -2 years	More than 2 years

Accounts payable and accrued liabilities	$ 8,109,161	$ –	$ –

The Very Good Food Company  |  Management’s Discussion and Analysis

Loans payable and other liabilities	1,151,945	5,181,411	–

Financing arrangements	815,654	298,103	–

Lease liabilities	849,935	912,090	15,852,368

Contingent consideration on acquisitions[1]	1,048,000	–	–

	$ 11,974,695	$ 6,391,604	$15,852,368

* See Note 11 of the consolidated financial statements for an analysis of the future minimum lease payments of the lease liabilities due in more than 2 years.

December 31, 2020	Within 1 year	Between 1 -2 years	More than 2 years

Accounts payable and accrued liabilities	$ 1,871,728	$ –	$ –

Loans payable	–	30,000	–

Lease liabilities	146,935	212,877	5,176,475

	$ 2,018,663	$ 242,877	$ 5,176,475

1 Contingent on the successful achievement of certain milestones related to the integration of The Cultured Nut and Lloyd-James over a 12-month period from the acquisition dates of February 23, 2021 and March 11, 2021, respectively. As of the date of filing of this MD&A, the contingent payments have not been paid.

Interest Risk

The Company’s exposure to interest risk relates to its investment of surplus cash and cash equivalents, including restricted and unrestricted short-term investments. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At December 31, 2021, the Company had cash and cash equivalents of $21,975,653 (2020 - $25,084,083) and a 1% change in interest rates would increase or decrease interest income by approximately $220,000 (2020 - $250,000).

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, security deposits, accounts receivable and loan to related party. The carrying amount of cash and cash equivalents, security deposits, accounts receivables and loan to related party represent the maximum exposure to credit risk, and as at December 31, 2021, this amounted to $27,833,734 (2020 - $26,826,938).

The Company’s cash and cash equivalents are held through large Canadian financial institutions and no losses have been incurred in relation to these items. The Company’s receivables are comprised of trade accounts receivable and GST receivable. At December 31, 2021, the Company has $90,822 (2020 - $43,153) in trade accounts receivable outstanding over 60 days, of which the Company has recognized an allowance for doubtful accounts of $41,350 (2020 - $39,917).

Concentration of Credit Risk

Concentration of credit risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from three wholesale distributors of the Company representing 12% (2020 - 18%) of total revenue during the year ended December 31, 2021. Of the Company’s trade receivables outstanding at December 31, 2021 and December 31, 2020, 58% and 81% are held with five customers and three customers of the Company, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements.

To date, the Company has been able to rely on the public equity markets and private debt to provide the necessary capital for it to maintain existing operations and fund expansion opportunities. The Company manages its capital structure and adjusts based on the funds available to the company. The Company’s board of directors (“Board of Directors”) does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Very Good Food Company  |  Management’s Discussion and Analysis

With the change in the sentiment in the public equity markets in recent months, we are making some significant pivots in our strategy to adapt to this new environment. The Company is transitioning from a focus on top line growth, to a focus of balancing top line growth and profitability. As discussed in “Our Business—Operational and Liquidity Update” above, we announced that we are temporarily lowering production throughput and headcount to manage inventory levels, and implementing initiatives such as pausing non-critical capital expenditures and lowering general and administrative expenditures, to manage both short and long-term liquidity and to establish a path towards profitability. As of December 31, 2021, the Company had cash and cash equivalents of $21,975,653. The Company has experienced a greater than expected cash burn in the last several months as the Company scaled its operations to meet its growth targets, which has reduced its cash position and has strained its short-term liquidity. As of the date of this MD&A, we believe we have sufficient cash on hand and available liquidity to meet our future operating expenses and finance our capital expenditure and debt service requirements for approximately the next 3 to 5 months. The Company is currently evaluating financing options that will minimize dilution in order to extend its cash runway.

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts receivable, accounts payable and accrued liabilities, and deferred revenue that are denominated in U.S. dollars. As at December 31, 2021, a 10% appreciation of the Canadian dollar relative to the U.S. dollar would have increased net financial assets by approximately $1,398,296 (2020 – $102,312). A 10% depreciation of the Canadian dollar relative to the U.S. dollar would have had the equal but opposite effect.

Commodity Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of raw materials to determine the appropriate course of action to be taken by the Company.

Equity Price Risk

In recent years, securities markets have experienced extremes in price and volume volatility. The market price of securities of many early-stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for the Common Shares will be subject to market trends generally and the value of the Common Shares on a stock exchange may be affected by such volatility.

Fair Value of Financial Instruments

At December 31, 2021, the carrying value of the Company’s cash and cash equivalents, accounts receivable, loan to related party, deposits, accounts payable and accrued liabilities, and loans payable and other liabilities, all of which are carried at amortized cost, approximate their fair value given their short-term nature or discount rate applied.

The Company does not have any financial instruments measured at fair value in the consolidated statement of financial position, except for its contingent consideration, which was estimated at fair value as part of the purchase price allocations in note 9 of the consolidated financial statements and for which there has been no change in fair value to December 31, 2021, and derivative liabilities, which was estimated at fair value using the Black-Scholes option pricing model.

The Very Good Food Company  |  Management’s Discussion and Analysis

RELATED PARTY TRANSACTIONS

The Company’s key management personnel have the authority and responsibility for planning, directing, and controlling the activities of the Company and consists of the Company’s executive management team and directors. Compensation was as follows:

	Year ended December 31,

	2021	2020

Salaries incurred to key management personnel(1)	$ 2,219,695	$1,564,966

Professional fees incurred to the former CFO(2)	-	159,437

Directors fees	47,385	-

Share-based compensation	12,207,690	676,078
Total related party transactions	$14,474,770	$2,400,481

(1) The balance for the year ended December 31, 2020, includes $287,230 paid by the issuance of a total of 165,000 common share purchase warrants, which have exercise prices ranging between $1.51 and $7.60 per common share purchase warrant, with expiry dates ranging between August 13, 2021, and December 21, 2021.

(2) The balance for the year ended December 31, 2020, includes $25,001 paid by the issuance of 166,670 units. Each unit consists of one Common Share and one-half of a common share purchase warrant exercisable at a price of $0.30 per common share purchase warrant for a period of 12 months from issuance, subject to early acceleration in certain circumstances.

The following is a summary of the significant related party balances:

	Year ended December 31,

	2021	2020

Due from the Chief Research and Development Officer (“CRDO”), and Director	$410,268	-

On February 11, 2020, the Company entered into a loan agreement with its Chief Executive Officer (“CEO”), Mitchell Scott, and its Chief Research & Development Officer (“CRDO”), James Davison (the “Lenders”), whereby the Lenders agreed to loan the Company up to a maximum aggregate loan amount of $1,200,000 (the “Principal”), in three equal tranches of $400,000. The outstanding amount of the Principal had a maturity date of May 11, 2021, and bore interest from and after the date of each advance until repayment at the rate of 0.67% per month, simple interest. The Company also executed a general security agreement with the Lenders, which created a security interest over all present and after acquired property of the Company. The Company received one tranche of $400,000 on February 11, 2020. On June 22, 2020, the Company repaid the principal balance of $400,000 and interest of $11,728.

On November 16, 2021, the Company entered into loan agreements with its CEO and its CRDO to provide individual loans in the amounts of $750,000 and $500,000 to the CEO and CRDO, respectively (collectively, the “Loans”). With the express consent of the CEO and CRDO, the Loans were amended on November 23, 2021 such that all accrued principal and interest under the CEO Loan was immediately due and payable and the CRDO Loan is due and payable within 60 days. Until repayment, the Loans continue to bear interest at a rate of 9% per annum, payable monthly, and, if for any reason a Loan is not paid in full on or before January 18, 2022, the Loan will be secured by certain financial assets commencing on such date. The CEO Loan of $750,000 was repaid in full as at December 31, 2021 and the Company received interest of $2,772. The CRDO Loan provides for scheduled repayments prior to maturity. As at December 31, 2021, the CRDO repaid $89,732 and the Company accrued interest of $5,314 which was included in accounts receivable.

On February 4, 2022, the Company entered into a Share Pledge Agreement (“Pledge Agreement”) with the CRDO whereby the CRDO pledged 1,000,000 common shares of the Company (“Pledged Shares”). As of the filing date of these consolidated financial statements, the Pledge Shares have not been disposed of by the Company and the balance of the CDRO Loan remains outstanding.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities and contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period. The Company’s management reviews these

The Very Good Food Company  |  Management’s Discussion and Analysis

estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised. Actual results may differ from these judgements, estimates and assumptions. While our significant accounting policies are more fully described in our annual consolidated financial statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.

The following are the key judgements and sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in our consolidated financial statements.

The determination of the ability of the Company to continue as a going concern is a key area of judgment applied in the preparation of the consolidated financial statements as discussed above in note 1 of the consolidated financial statements. Amortization of right-of-use assets and property and equipment are dependent upon the estimated useful lives, which are determined through the exercise of judgment. The assessment of any indicators of impairment of these assets is dependent upon judgments that take into account factors such as economic and market conditions and the useful lives of assets.

Share-based compensation

The Company utilizes the Black-Scholes Option Pricing Model (“Black-Scholes”) to estimate the fair value of Options and common share purchase warrants granted to directors, officers, employees and service providers. The use of Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the Options including the forecast future volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the Options. Any changes in these assumptions could have a material impact on the share-based compensation calculation value.

Business combinations

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition and assessing whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss. Accounting for acquisitions requires estimates with respect to the fair value of the assets acquired and liabilities assumed.

Impairment of non-financial assets

The Company assesses impairment of non-financial assets such as goodwill, right-of-use assets, and property and equipment. In assessing impairment, management estimates the recoverable amount of each asset or cash generating unit (“CGU”) based on expected future cash flows. When measuring expected future cash flows, management makes assumptions about future growth of profits which relate to future events and circumstances. Actual results could vary from these estimated future cash flows. Estimation uncertainty relates to assumptions about future operating results and the application of an appropriate discount rate.

Goodwill is subject to impairment testing on an annual basis. However, if indicators of impairment are present, the Company will review goodwill for impairment when such indicators arise. In addition, at each reporting period, the Company reviews whether there are indicators that the recoverable amount of long-lived assets may be less than their carrying amount.

At year end, the company determined that the goodwill associated with both The Cultured Nut and Lloyd James acquisitions was impaired and goodwill of $2,422,916 and $1,056,619 respectively was expensed. Goodwill and long-lived assets are reviewed for impairment by determining the recoverable amount of each CGU or groups of CGUs to which the goodwill or long-lived assets relate. Management estimated at year end that the recoverable amount of the CGUs based on value-in-use (“VIU”) was nil. The VIU calculations are based on expected future cash flows. When measuring expected future cash flows, management makes key assumptions about future growth of profits which relate to future events and circumstances. Estimation uncertainty relates to assumptions about future operating results and the application of an appropriate discount rate. Actual results could vary from these estimates which may cause significant adjustments to the Company’s goodwill or long-lived assets in subsequent reporting periods.

The Very Good Food Company  |  Management’s Discussion and Analysis

Leases

The lease liability and right-of-use asset valuation is based on the present value of the lease payments over the lease term. The lease term is determined as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to extend or terminate the lease, and any modifications to the lease term will result in the revaluation of the lease. The present value of the lease payments is dependent on the Company’s estimate of its incremental borrowing rates.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this amendment on the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022, with early application permitted. The Company evaluated the potential impact of this amendment and is expecting minimal impact to the Company’s consolidated financial statements.

RISKS AND UNCERTAINTIES

VERY GOOD is subject to a number of risks and uncertainties related to its businesses that may have adverse effects on its results of operations and financial position. Details on some of these can be found in VERY GOOD’s most recent Annual Information Form (“AIF”) filed with Canadian securities regulatory authorities at www.sedar.com and with the SEC at www.sec.gov. Readers should carefully review and evaluate these risk factors together with all of the other information contained in this discussion and analysis. Furthermore, it should be noted that the risk factors described in the AIF are not the only risk factors facing VERY GOOD and it may be subject to risks and uncertainties not described therein or that it is not presently aware of or that it may currently deem insignificant.

BOARD APPROVAL

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee. The Audit Committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company.

The Board of Directors of the Company has approved the financial statements and the disclosure contained in this MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Management is responsible for establishing adequate policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made in accordance with authorisations of management and the Board of Directors; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

The Company determined that a material weakness in internal control over financial reporting existed as of December 31, 2021 as a result of misstatements identified by the Company’s auditors during their audit of the consolidated financial statements as of and for the year then ended. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis. The material weakness resulted from a lack of review of journal entries and insufficient management review of accounts and balances in the preparation of the consolidated financial statements. The misstatements were corrected in the December 2021 consolidated financial statements and there is no material effect on previously issued financial statements

The Company plans to remediate this matter during 2022, including designing and operating enhanced management review controls over accounts and balances as part of the financial close process in future periods. Successful remediation requires further assessment of the skills and resources in the Company’s finance function as well as an evaluation of the Company’s financial close process.

CONTROLS CERTIFICATION

As at December 31, 2021, the Company was a ‘venture issuer’, as such term is defined under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”). In connection with listing on the Nasdaq on October 13, 2021, the Company became a non-venture issuer. As this is the first financial period after becoming a non-venture issuer, the Company is filing certificates in the form of Form 52-109F1 – IPO/RTO Certification of Annual Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer for this period (the “Non-Venture Certificates”). The Non-Venture Certificates do not include representations relating

The Very Good Food Company  |  Management’s Discussion and Analysis

to the establishment and maintenance of disclosure controls and procedures and internal controls over financial reporting, as defined in NI 52-109. However, the CEO and interim CFO did ensure that processes were in place to provide them with sufficient knowledge to support the representations they made in the Non-Venture Certificates.

The Very Good Food Company Inc.

2748 Rupert Street,

Vancouver, BC,

V5M 3T7 Canada

1.855.526.9254

hello@verygoodfood.com

www.verygoodfood.com